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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Pemco Aviation Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
706444106
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	706444106	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC(1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		675,750 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

675,750 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

675,750 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO
(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), and Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), which are the registered holders of a portion of the shares of Common Stock of Pemco Aviation Group, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of April 3, 2007, as reported by Pemco Aviation Group, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 16, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	3	of	9

1	NAMES OF REPORTING PERSONS: SVIM/MSM, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4760193)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		456,809 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

456,809 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

456,809 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of April 3, 2007, as reported by Pemco Aviation Group, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 16, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	4	of	9

1	NAMES OF REPORTING PERSONS: SVIM/MSM II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,575 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

50,575 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,575 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of April 3, 2007, as reported by Pemco Aviation Group, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 16, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,004,566 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,004,566 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,004,566 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of April 3, 2007, as reported by Pemco Aviation Group, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 16, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	6	of	9

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		124,844 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,004,566 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		124,844 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,004,566 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,129,410 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of April 3, 2007, as reported by Pemco Aviation Group, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 16, 2007, plus 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of April 16, 2007, and computed in accordance with Rule 13d-3(d)(1).

     This Amendment No. 7 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation (“Pemco”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on September 17, 1999, as amended by Amendment No. 1 thereto filed with the Commission on November 8, 2000, Amendment No. 2 thereto filed with the Commission on November 20, 2000, Amendment No. 3 thereto filed with the Commission on March 12, 2002, Amendment No. 4 thereto filed with the Commission on November 8, 2002, Amendment No. 5 thereto filed with the Commission on December 16, 2002 and Amendment No. 6 thereto filed with the Commission on January 5, 2005 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
Item 1. Security and Issuer.
     The information in Item 1 is hereby amended and restated as follows:
     This statement relates to the beneficial ownership of 1,129,410 shares of common stock, par value $0.0001 per share (“Common Stock”), of Pemco. The principal executive offices of Pemco are located at 1943 North 50th Street, Birmingham, Alabama 35212.
Item 4. Purpose of Transaction.
     The information in Item 4 is hereby amended and restated as follows:
     Michael E. Tennenbaum, Chairman of Pemco’s Board of Directors and one of the Reporting Persons, delivered to Pemco an offer to purchase all of the outstanding capital stock of Pemco World Air Services, Inc. (“PWAS”), a wholly-owned subsidiary of Pemco that operates its commercial services segment in Dothan, Alabama. The offer letter provides:
“In order to assure that Pemco Aviation Group, Inc. is not forced into accepting a less than appropriate bid to acquire PWAS due to financing needs, I hereby agree, at your option, (1) to purchase all of the outstanding capital stock of PWAS for $30 million in cash, or (2) to provide or cause to be provided to Pemco financing on commercially reasonable terms in an amount sufficient to refinance all of Pemco’s then current debt such that no principal payments would be due until April 30, 2008.”
The offer will remain open until the earlier of April 30, 2008 or the sale of PWAS to a third party.
     Except as provided above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Common Stock and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the shares of Common Stock in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of Pemco, (e) review the performance of Pemco with Pemco’s management and/or board of directors, (f) communicate with other stockholders of Pemco, and/or (g) take any other action with respect to Pemco, its stockholders or any of Pemco’s debt or equity securities, including, but not limited to, the shares of Common Stock, in any manner permitted by law.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated as follows:
     (a)-(b) The shares of Common Stock identified in Item 1 constitute 26.6% of the outstanding Common Stock of Pemco, based upon 4,126,200 shares of Pemco Common Stock outstanding as of April 3, 2007, as reported by Pemco in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on April 16, 2007, and include 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of April 16, 2007, and computed in accordance with Rule 13d-3(d)(1). With respect to the Reporting Persons (listed below) other than Mr. Tennenbaum, the beneficial ownership percentages are calculated based upon 4,126,200 shares of Pemco Common Stock outstanding as of April 3, 2007, as reported by Pemco in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on April 16, 2007, and do not include the 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of April 16, 2007. TCP may be deemed to beneficially own

675,750 shares of Pemco Common Stock (16.4% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum, 50,575 shares which it has shared voting and dispositive power with SVIM/MSM II, TCO and Mr. Tennenbaum, and 3,730 shares which it has shared voting and dispositive power with TCO, Mr. Tennenbaum and a separate account managed by TCP; SVIM/MSM may be deemed to beneficially own 456,809 shares of Pemco Common Stock (11.1% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVIM/MSM II may be deemed to beneficially own 50,575 shares of Pemco Common Stock (1.2% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 1,004,566 shares of Pemco Common Stock (24.3% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with TCP, SVIM/MSM and Mr. Tennenbaum, 50,575 shares which it has shared voting and dispositive power with TCP, SVIM/MSM II and Mr. Tennenbaum, 3,730 shares which it has shared voting and dispositive power with TCP, Mr. Tennenbaum and a separate account managed by TCP, and 328,816 shares which it has shared voting and dispositive power with Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 1,129,410 shares of Pemco Common Stock (26.6% of the outstanding Common Stock of Pemco), which includes 456,809 shares which he has shared voting and dispositive power with TCP, SVIM/MSM and TCO, 50,575 shares which he has shared voting and dispositive power with TCP, SVIM/MSM II and TCO, 3,730 shares which he has shared voting and dispositive power with TCP, TCO and a separate account managed by TCP, 328,816 shares which he has shared voting and dispositive power with TCO, and 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of April 16, 2007.
     (c) The Reporting Persons have not engaged in any transactions with respect to the Common Stock of Pemco within the 60-day period prior to the filing of this Amendment No. 7 to Schedule 13D. On July 31, 2006, Fund II transferred 164,636 shares of Pemco Common Stock to SVCP for no consideration.
     (d)-(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
     The information in Item 7 is hereby amended and restated as follows:
Exhibit A            Joint Filing Agreement.
Exhibit B            Offer Letter dated April 9, 2007 from Michael E. Tennenbaum to Pemco.

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2007		TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

Name: Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact

Exhibit A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Pemco Aviation Group, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filing.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
[Signature page follows]

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 17th day of April, 2007.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

*By:	/s/ David A. Hollander

David A. Hollander Attorney-in-fact

Exhibit B
April 9, 2007
CONFIDENTIAL
Mr. Ron Aramini
Chief Executive Officer
Pemco Aviation Group, Inc.
1943 North 50th Street
Birmingham, Alabama 35212
     Re: Offer to Purchase Pemco World Air Services, Inc. (“PWAS”)
Dear Ron:
     In order to assure that Pemco Aviation Group, Inc. is not forced into accepting a less than appropriate bid to acquire PWAS due to financing needs, I hereby agree, at your option, (1) to purchase all of the outstanding capital stock of PWAS for $30 million in cash, or (2) to provide or cause to be provided to Pemco financing on commercially reasonable terms in an amount sufficient to refinance all of Pemco’s then current debt such that no principal payments would be due until April 30, 2008.
     The documentation for the transaction will be negotiated in good faith and include mutual and customary representations, warranties, covenants, conditions and indemnification. The conditions to the purchase transaction will include, among other things, the receipt of all required consents and approvals, the receipt of a fairness opinion to the effect that the transaction is fair, from a financial point of view, to Pemco’s stockholders, and the absence of any material adverse change in the business of PWAS. If the parties are unable to obtain all required consents and approvals, or to otherwise close the purchase transaction in a timely manner to satisfy creditor demands, I will immediately arrange the financing contemplated by clause (2) above.
     This offer will remain open until the earlier of April 30, 2008 or the sale of PWAS to a third party. You are under no obligation to accept this offer at any time.

Very truly yours,

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum